EXHIBIT 99.1

MAG Silver Announces US$4 Million Upsizing of Private Placement to US$48 Million

VANCOUVER, British Columbia, Nov. 17, 2017 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX:MAG) (NYSE AMERICAN:MAG) (“MAG”) is pleased to announce that the Company is increasing its previously announced non-brokered private placement, from total gross proceeds of up to US$44,000,000 to total gross proceeds of US$48,158,241 (the "Offering").  The Offering will now consist of 4,599,641 common shares (the "Common Shares") at a price of US$10.47 per Common Share.

MAG intends to use the net proceeds of the Offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes. The Offering is expected to close on or before November 28, 2017, subject to receipt of all necessary regulatory approvals, including approval of the Toronto Stock Exchange.

 Any securities issued pursuant to the Offering will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering.

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of MAG’s securities in the United States.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top‐tier primary silver mining company, by exploring and advancing high‐grade, district scale, silver‐dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo Plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp. We are presently developing the underground infrastructure on the property, under the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation. As well, we have an expanded exploration program in place investigating other highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President and Chief Executive Officer

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399          Email: info@magsilver.com
Toll free: (866) 630-1399        Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including risks related to satisfying conditions of the Offering, information with respect to the use of proceeds, our planned exploration and development activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this release, except as required by law.